Exhibit 99.6

ASML Holding N.V.
Remuneration Report
2010

Message of the Supervisory Board
Overview of Remuneration Policy
The Remuneration Committee
2010 Remuneration Policy Board of Management
Remuneration in 2010
Supervisory Board Remuneration

Message of the Supervisory Board

Dear Shareholders, dear Stakeholders,

We are pleased to present to you the Remuneration Report concerning financial year 2010 (“the Report”). In this Report, you will find the remuneration policy and the remuneration details of the Board of Management (“BoM”) of ASML Holding N.V. (“ASML” or the “Company”). The Supervisory Board has made efforts for this Report to be fully compliant with the Dutch Corporate Governance Code and best market practice.

During the year under review, the Supervisory Board, upon recommendation of its Remuneration Committee, submitted an update of the Remuneration Policy for the Board of Management to the General Meeting of Shareholders, which was adopted on March 24, 2010 (the “2010 Remuneration Policy”). The 2010 Remuneration Policy was designed while taking into account the amendments of the Dutch Corporate Governance Code and a number of developments with regard to executive remuneration (e.g. public debate on executive compensation).

Based on a benchmark assessment of remuneration levels (in principle conducted once every two years), the Supervisory Board decided not to significantly adjust the current level of Total Direct Compensation for the Board of Management of ASML. However, the Supervisory Board did feel some adjustments could further improve the effectiveness of ASML’s executive remuneration policies. These adjustments consisted of:

•	Shifting the focus from the short term to the long term – the short term incentive in options was no longer granted. Relatively more emphasis has been placed on the long term incentive element instead.
•	Furthermore enhanced alignment of the performance criteria to the business needs – application of a more balanced set of performance criteria, both financial and non-financial in nature, that are derived from the business strategy, and the introduction of a qualitative criterion in the long term incentive plan, which should help keep ASML performing at high standards;
•	Alignment of the pension arrangement with the adjusted excedent pension arrangement for ASML employees in The Netherlands and with common market practice for executive pensions in The Netherlands.

In addition, the Remuneration Committee has dealt with the following remuneration topics:

•	The accrued STI with respect to FY 2009, of which the payout was deferred until ASML’s cumulative income from operations would be at least 100 million Euro in two consecutive quarters after January 1, 2010. The STI was paid out on the basis of the Q1 and Q2 results for the financial year 2010 (paid out August 2010).
•	Scenario analyses have been conducted in order to assess possible outcomes of the variable remuneration components and how they may affect the remuneration of the members of the Board of Management.

−	Two types of scenario analyses have been conducted, providing insight per individual board member in potential values of a one year remuneration package and the potential values of the portfolio of ASML shares and options in the possession of the individual. For some board members, the portfolio analyses showed potential high values. It should be noted that these equity portfolios contain both vested and unvested (conditional) rights. The latter is still dependent on the achievement of the performance measures. The main part of the equity portfolios contain vested rights, which are a result of an equity built up over multiple years. The Supervisory Board is aware of the potential values, but also stimulates share ownership among board members, in line with Corporate Governance regulations.

•	Both ultimum remedium and claw back provisions of the Dutch Corporate Governance Code have been formulated with the intention to include these in the contractual relationship between ASML and the members of the Board of Management.
•	An internal pay relativity analysis has been conducted. Based on the results of this analysis, it was concluded that changes in the remuneration structure of ASML were not necessary.

The Supervisory Board is of the opinion that the design of the 2010 Remuneration Policy in general and the variable part in particular, strengthens the commitment of the members of the Board of Management to ASML as well as to its objectives. The remuneration policy is linked to previously determined, measurable targets, which are aligned with and contribute to the achievement of the corporate strategy of the Company.

The Supervisory Board

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

Overview of Remuneration Policy

The following table provides an overview of the 2010 Remuneration Policy and the changes implemented as compared to the remuneration policy as applied during 2009 (remuneration Policy version 2008).

	Current policy (2010)	Changes as compared to 2009
Base salary
• Derived from the median level of the benchmark on Total Direct Compensation (conducted once every two years).
• The Remuneration Committee considers the appropriateness of any change in base salary based on the market levels, as well as salary adjustments for other ASML employees.
• Base salaries increased by 3% in 2010 (in line with increase applied for senior management), except for Mr. Schneider-Maunoury, who joined ASML in December 2009.
• Whilst applying external benchmarks (against the defined reference markets) every two years, the Supervisory Board combines this with an annual review based on general market movements in the Netherlands and the developments within ASML.

Short term incentive	• On target levels (as % of base salary): − Chief Executive Officer: 75% − Other members BoM: 60%	• Decrease in target and maximum levels (by 25% and 50% respectively) due to termination of option related STI.
	• Four targets are set on a semiannual and two on an annual basis.	− The option related STI value was transferred to the LTI element.
• Annual payout in cash, determined by the performance on five quantitative objectives (weighted 80% in total) and one qualitative objective (weighted 20% in total).

Long term incentive	• On target levels (as % of base salary): − Chief Executive Officer: 80% − Other members BoM: 80%	• Target levels increased from 55% to 80% in 2010 due to the shift in focus from the short term to the long term.

• Maximum award is 146.25% of base salary.
• Annual award, vesting is determined by both a quantitative (ROAIC – weighted 80%) and qualitative (weighted 20%) performance metric measured over a period of three calendar years.
− Correspondingly, maximum award levels increased from 96.25% to 146.25%. • Introduction of a qualitative performance measure in 2010.

Pension benefits	• Positioned in line with common market practice of companies included in the AEX index.	• The pension scheme for the Board of Management has been brought in line with common market practice as of 2010. This is in line with the adjustments made in the (Defined Contribution) excedent pension arrangement for ASML employees in the Netherlands.

The various elements included in the Remuneration Policy will be discussed in more detail in the section “2010 Remuneration Policy – Board of Management”, starting on page 3.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

The Remuneration Committee

The Remuneration Committee of ASML advises the Supervisory Board, and prepares resolutions with respect to the review and execution of the 2010 Remuneration Policy as adopted by the General Meeting of Shareholders on March 24, 2010. The Supervisory Board approves the proposals of the Remuneration Committee and, in case of policy changes, submits the proposed remuneration policy to the General Meeting of Shareholders for adoption. The members of the ASML Remuneration Committee are Jos W.B. Westerburgen (chairman), Ieke C.J. van den Burg and Pauline F.M. van der Meer Mohr.

Responsibilities Remuneration Committee
The Remuneration Committee:

•	oversees the development and implementation of compensation and benefits programs for members of the Board of Management;
•	reviews and proposes the corporate objectives and targets relevant to the compensation of all members of the Board of Management, in cooperation with the Audit Committee and the Technology and Strategy Committee;
•	evaluates the achievements of the Board of Management with respect to the short and long term quantitative performance criteria in cooperation with the Audit Committee and the Technology and Strategy Committee. The qualitative performance criteria are evaluated by the full Supervisory Board. Furthermore, the Remuneration Committee recommends to the Supervisory Board the resulting compensation levels for the members of the Board of Management, based on this evaluation.
•	conducts internal pay relativity analyses in order to assure appropriate pay differentials among the Company;
•	analyzes possible outcomes of the variable remuneration components and assesses how they may affect remuneration for the Board of Management (scenario analyses);
•	reviews and proposes the remuneration of the Supervisory Board.

For a more comprehensive overview of the responsibilities of the Remuneration Committee, please refer to the Rules of Procedure of the Remuneration Committee as posted on the website www.asml.com. The Supervisory Board has the discretionary power to adjust variable remuneration components both upwards and downwards if these would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved (ultimum remedium – provision II.2.10). Besides this, the Supervisory Board may recover from the Board of Management any variable remuneration awarded on the basis of incorrect financial or other data (claw back clause – provision II.2.11).

Activities during 2010
In 2010, the Remuneration Committee met six times in scheduled meetings and several times on an ad-hoc basis, as well as via teleconferences.

Role of the external advisor
The consultant that acts as the advisor to the Remuneration Committee does not perform any other services for ASML’s Board of Management.

2010 Remuneration Policy – Board of Management

In this section, an overview is provided of the 2010 Remuneration Policy. In addition, the expected developments with regard to remuneration for 2011 will be discussed.

Philosophy and objectives
The 2010 Remuneration Policy is such that it will enable ASML to continue to attract, reward and retain qualified and seasoned industry professionals in an international labour market. Furthermore, the 2010 Remuneration Policy incorporates a shift in focus from the short term to the long term and furthermore an improved alignment of performance criteria to ASML’s strategy.

•	The remuneration structure and levels are determined by benchmarking the positions using the appropriate top executive pay market practices. In principle, once every two years, the Remuneration Committee assesses compensation levels against a reference market consisting of a balanced group of European companies in the ICT and Technology sector. The compensation levels were in this year also checked against a Dutch reference market consisting of AEX listed companies.

Reference market
Given the international composition of ASML’s business as well as ASML’s staff, the base salary, together with short and long term incentives (“Total Direct Compensation”) is measured against the market median of appropriate top executive reference markets. These benchmark assessments are, in principle, conducted once every two years. In the year that no benchmark assessment is conducted, the Supervisory Board considers the appropriateness of any change of base salary based on the market environment as well as the salary adjustments for other ASML employees.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

For the market assessment, compensation levels are assessed against a reference market consisting of a balanced group of European companies in the ICT and Technology sector. Size parameters that are taken into account when interpreting the comparability of potential peer companies include revenue, the number of employees and market capitalization. The compensation levels were in this year also checked against a Dutch reference market consisting of AEX listed companies. The European reference market consists of the following companies:

European reference market

Alcatel-Lucent	LogicaCMG

ASM International	Logitech

Atos Origin	Nokia (network division)

Cap Gemini	NXP

Capita Group	OCE

Computacenter	Randstad

DSM	Reed Elsevier

Gemalto	SAP

Infineon Technologies	St Microelectronics

KPN	Wolters Kluwer

The reference market is reviewed and verified regularly by the Supervisory Board in order to ensure the appropriateness of their composition. In this respect, the Supervisory Board may make adjustments to the reference markets, e.g. in case of substantial changes in the market circumstances and/or corporate activities such as mergers and acquisitions. A prudent and conservative approach is always taken in interpreting the results of benchmark studies.

Total Direct Compensation
Total Direct Compensation consists of base salary, a short term performance incentive in cash and a long term performance incentive in shares. It aims to balance short term and long term performance and to align the remuneration with long term value creation.

Whilst referencing to the relevant reference markets on the one hand, the aim is to find a balance between fixed base salary and variable performance related incentives on the other hand. This pay mix is influenced by the degree in which target performance levels are met or over-achieved.

The graph below presents the pay mix for the members of the Board of Management in case of an on target and maximum performance. It illustrates ASML’s focus on pay-for-performance and rewarding long term performance and value creation.

Overview of pay package (base salary equals 100%)

Base salary
The level of base salary is not separately benchmarked, but derived from the median level of the benchmark on Total Direct Compensation as described above.
Base salary increases, effective January 1, 2010, have been set at 3.0% for all members of the Board of Management, with the exception of Mr. Schneider-Maunoury, who joined ASML in December 2009. This percentage is in line with base salary increase for the ASML senior management.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

Short term incentive (STI)
The annual performance related cash incentive will have an on target level of 75% of base salary for the CEO and 60% for the other members of the Board of Management. The payouts are prorated on a linear basis to the level of achievement of six performance criteria. For each performance criterion challenging but realistic targets are set (both for ‘on target’ and ‘threshold’ performance – for below threshold performance for the respective performance criterion no payout will occur). The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.

The short-term performance criteria refer to financial and other parameters that are used to drive the business and are, in principle:

Overview of short term performance criteria

		On target payout
		(as % of base salary)
			Other members of the
Financial		CEO	Board of Management
1.	Direct Material Margin on New Systems	12%	9.6%
2.	Total Company Cost Base	12%	9.6%
3.	Operating Cash Flow	12%	9.6%

Non-financial

4.	Technology Leadership Index	12%	9.6%
5.	Market Position	12%	9.6%
6.	Qualitative target based on agreed key objectives	15%	12%

Total		75%	60%

Of the five quantitative performance criteria (number 1-5), three are based on the achievement of measurable financial targets, one on technology based objectives and one on achievements in the market place. Additionally, the qualitative target (number 6) is based on the achievement of agreed key objectives.

In principle, the weighting of each of the five quantitative criteria is equal (weighted 80% in total). The sixth target is based on qualitative objectives (weighted 20%). The setting and measuring period of the financial and technology based targets is semiannual, and for the market related and qualitative targets it is annual. The overall payout is annual and the cash incentive is accrued during the performance period.

The use of performance stock options in the short term incentive plan has been withdrawn as of 2010, in exchange for a stronger emphasis on the LTI element.

Long term incentive (LTI)
The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. These targets are measured over a period of three calendar years. The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of LTI outcomes.

The maximum number of performance shares to be conditionally awarded will equal 146.25% of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). ASML defines stretching targets, whereas for on target achievement, the value of performance shares will be 80% of base salary.

The exact number of performance shares that become unconditional will be calculated at the end of the performance period, based on a predefined payout matrix (performance incentive zone).

The performance measures for obtaining performance shares are:

A.	ASML’s relative Return on Average Invested Capital (ROAIC) position compared to the Peer Group (weighted 80%).
B.	A qualitative target related to ASML’s long term ability to keep performing at high standards (weighted 20%).

A.	ROAIC as performance measure
ROAIC provides ASML’s cash rate of return on capital it has put to work, regardless of the capital structure of the Company. In other words ROAIC is a fundamental metric to measure the value creation of the Company. In order to calculate ROAIC two

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

components will be used: Net Operating Profit After Tax (NOPAT) and Average Invested Capital (AIC). ROAIC is determined by dividing the three-year average income (loss) from operations less provision for (benefit from) income taxes by the three-year average invested capital. The average invested capital is determined by total assets less cash and cash equivalents, less current liabilities.

The current composition of the Peer Group, which is used for the measurement of ASML’s relative ROAIC position, is presented in the table below. The Peer Group consists of a number of globally active companies operating in the semiconductor industry.

ROAIC Peer Group

Advanced Energy	Lam Research

Applied Materials	MKS Instruments

ASM International	Novellus

Cymer	Varian Semiconductor

KLA-Tencor

The Peer Group is reviewed and verified by the Supervisory Board on an annual basis in order to ensure the appropriateness of their composition. The Supervisory Board may make adjustments to this ROAIC peer group on the basis of market circumstances (mergers, acquisitions, or other corporate activities). Due to bankruptcy, Asyst has been excluded from the ROAIC Peer Group with effect from January 1, 2010.

B.	Qualitative target
The long term qualitative target for the performance period covering 2010 to 2012 will focus on Management Development and Succession Planning.

Performance incentive zone
The number of performance shares that become unconditional is dependent on the relative ROAIC performance of ASML (over a three-year period) and the evaluation of the qualitative target by the Supervisory Board (over a three-year period). The LTI payout matrix for the 2010 conditional grant is reflected in the table below. At the beginning of each three-year performance cycle the LTI payout matrix (for that cycle) is set.

Calculation method
The value of a performance share is calculated at the beginning of the performance period, on the day of publication of ASML’s annual results in the year in which the targets are set, using the market value of the underlying share during the three preceding years and applying a discount of 30%.

LTI 2010 payout matrix

Payout as		Achievement of
a % of base		qualitative target
salary	Overachieved	Achieved	Not achieved
1	146.25%	133%	117%

2	146.25%	133%	117%

3	146.25%	133%	117%

4	121.25%	108%	92%

5	121.25%	108%	92%

6	93.25%	80%	64%

7	77.25%	64%	48%

8	65.25%	52%	36%

9	57.25%	44%	28%

10	29.25%	16%	0%
Relative ROAIC position (quantitative)

For the determination of the number of performance shares that will be conditionally awarded, ASML applies a fixed number approach. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25% of base salary divided by the value of the performance share at the moment of grant in the respective year. In 2010 the fixed number calculation has been conducted.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

Vesting and holding period
Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained by the Board of Management member for a certain minimum period. This period will be at least two years after the date the award became unconditional or until the termination of employment, whichever period is shorter. So, in general, the period before the Board of Management member obtains full rights to the shares will be five years in total. The Supervisory Board considers the total period to be in compliance with the Dutch Corporate Governance Code.

In so far as taxation is due in respect of the unconditionally awarded shares, the Board of Management member will be allowed to sell unconditionally awarded shares with a value equal to the amount of the tax due. This approach is in line with Dutch market practice.

Pensions
A separate benchmark on top executive pension arrangements of AEX listed companies revealed that the pension arrangement for the Board of Management was not aligned with common market practice. For that reason, the Supervisory Board decided to adjust the pension arrangement for the Board of Management to be in line with common market practice. The Supervisory Board decided on this adjustment as ASML adjusted the (Defined Contribution) excedent pension arrangement for their employees in The Netherlands as of January 1, 2010.

The pension arrangement for the Board of Management is in line with the excedent arrangement. The plan is based on the defined contribution opportunity as defined in Dutch fiscal regulations. Pensionable income is base salary only. Risk premiums for (temporary) survivors pensions are paid separately by the employer. The employee contribution in the plan is set at 4% of the pensionable income.

Other benefits and expense reimbursement
In addition to the pension benefits mentioned earlier, the members of the Board of Management also receive other benefits and expense reimbursement, which may include company car costs, social security costs, health and disability insurance costs, representation allowances and housing costs for some members (gross amount before taxes).

Employment contracts

Term of appointment/employment
Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive four-year terms. Messrs. P. Wennink and M. van den Brink’s appointment to the Board of Management is for an indefinite period of time, as their initial appointment was before 2004. The existing employment contracts, including all rights and obligations under these contracts, will be honored.

Severance agreement
Employment agreements with the Board of Management members concluded prior to March 31, 2004 (i.e. Messrs. Wennink and Van den Brink) do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments in such case will be according to applicable law (e.g. cantonal formula in the Netherlands).

Employment agreements for members of the Board of Management appointed after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) do contain specific provisions regarding benefits upon termination of those agreements.

If the Company gives notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case, a year base severance or a severance consistent with the Dutch Labor laws will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Change of control
Board of Management members with an employment agreement dated after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) shall also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination due to a Change of Control (as defined in the employment agreement) or if the Board of Management member gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

Share ownership
ASML does not apply formal share ownership guidelines. However, following Article 17 of the Rules of Procedure Board of Management (‘Any holding of shares in the Company’s capital by Board of Management members is for the purpose of long-term investment and not for short-term speculation’), the Company encourages share ownership by the Board of Management. This is also reflected in the ASML remuneration policy (e.g. by applying holding restrictions).

Loans
ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management.

However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. M. van den Brink and P. Wennink) subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are waived. The last option grant under this plan will expire in 2012.

Expected developments with regard to remuneration for 2011
We envisage using 2011 as a year of study to review the 2010 Remuneration Policy, taking into account current (international) developments and new legislation.

Remuneration in 2010

The remuneration of the Board of Management members for the financial year 2010 was determined using the 2010 Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010.

Based on the performance with respect to the short term incentive criteria during 2010 (5 out of 6 performance criteria were achieved on target or above target, and 1 performance criteria was achieved between target and threshold level), an actual short term performance cash payout of 99.7% of the target STI (of 75% or 60% respectively of base salary) has been awarded.

For Mr. Meurice, this means a payout of 74.8% of his base salary, for Messrs. Wennink, Van den Brink, Van Hout and Schneider-Maunoury this relates to a payout of 59.8% of their base salary.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

The table below reflects the total remuneration per member of the Board of Management. Please note that the reported figures reflect costs incurred for the company in 2010 under US GAAP and IFRS.

Table I: Total remuneration1

			Short Term		Long term		Total
		Fixed	Variable		Variable		Remuneration	Other
									Other benefits
		Base	STI	Option	LTI (Share				and expense
	Financial	salary	(Cash)[2]	awards[3]	awards)[4]		Total[6]	Pension[7]	reimbursement[8]
Board of Management	year	EUR	EUR	EUR	EUR		EUR	EUR	EUR
E. Meurice	2010	757,000	566,236	42,648	935,617	[5]	2,301,501	136,697	132,630
	2009	735,000	507,150	466,164	1,042,576		2,750,890	91,950	141,377
	2008	735,000	414,569	279,316	1,194,544		2,623,429	91,982	129,845

P.T.F.M. Wennink	2010	469,000	280,650	26,401	579,321	[5]	1,355,372	84,229	43,627
	2009	455,000	251,160	288,578	646,055		1,640,793	56,317	44,886
	2008	455,000	205,311	172,929	747,238		1,580,478	56,350	49,209

M.A. van den Brink	2010	497,000	297,405	28,025	617,004	[5]	1,439,434	90,388	44,817
	2009	483,000	266,616	306,336	681,179		1,737,131	59,880	44,992
	2008	483,000	217,945	183,276	785,809		1,670,030	59,913	43,686

F.J. van Hout	2010	412,000	246,541	23,209	471,700		1,153,450	65,300	34,549
	2009	400,000	220,800	241,522	123,111		985,433	40,800	35,199
	2008	—	—	—	—		—	—	—

F. Schneider-Maunoury[9]	2010	400,000	239,360	—	326,947		966,307	55,011	34,788
	2009	33,333	58,095	—	—		91,428	4,736	3,163
	2008	—	—	—	—		—	—	—

1	This year we made an amendment to our reporting in order to be fully compliant with the Dutch Corporate Governance Code (BPP II.2.13.a.)
2	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year). The accrued STI (cash) with respect to FY 2009 were paid out after ASML achieved a cumulative income from operations of at least 100 million Euro in two consecutive quarters after January 1, 2010. This was achieved on the basis of the Q1 and Q2 results for FY 2010. The 2008 STI (cash) for Mr. Meurice, Mr. Wennink and Mr. van den Brink was partly paid in unconditional shares on February 3, 2009.
3	The remuneration reported as part of the option awards is based on cost incurred under US GAAP and IFRS. The costs of the option awards are based on the actual vested number of option awards multiplied by the fair value of the option awards at grant date and are recorded in the income statement on a straight line basis over the vesting period. The 2009 number of option awards actually vested was 100%, whereas the 2008 number of option awards actually vested was 50%.
4	The remuneration reported as part of the LTI (share awards) is based on cost incurred under US GAAP and IFRS. The costs of share awards are charged to the income statement over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2010 include costs of the BoM performance share plan 2010, 2009 and 2008. Furthermore the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the income statement in the financial year in which the share awards vest. For actual number of share awards and more details see tables II and III.
5	The remuneration reported as part of the LTI (share awards) for the year 2010 includes a correction for the BoM performance share plan 2007 based on the actual number of share awards vested in 2010. The correction for Mr Meurice, Mr Wennink and for Mr van den Brink amounts to EUR -296,287, EUR -183,612, EUR -191,972, respectively.
6	This total reflects base salary, STI (cash), option awards and LTI (share awards).
7	The pension arrangement has been adjusted upwards to match common market practice as from 2010. Furthermore, since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution. As per 2010, the employee contribution to the pension plan is 4% of the pension base.
8	Other benefits and expense reimbursement include housing costs, company car costs, social security costs, health and disability insurance costs and representation allowances. As of 2009 all other benefits and expense reimbursement are gross amounts, comparative figures for the year 2008 have been adjusted.
9	For 2009, remuneration for Mr. Schneider-Maunoury regards only the month December.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

The table below provides an overview of the minimum and maximum number of shares / options conditionally granted that the members of the Board of Management may acquire if specified performance criteria are achieved and employment conditions are met.

Table II: Unvested equity awards — minimum and maximum numbers

			Number		Number at vesting		End lock-up
Board of Management	Grant date	Type of grant	granted	Vesting date	Minimum	Maximum	period
E. Meurice	2/1/2010	share	88,732	2/1/2013	0	88,732	2/1/2015
	2/2/2009	share	57,002	2/2/2012	0	57,002	2/2/2014
	2/4/2008	share	57,002	2/4/2011	0	57,002	2/4/2013

P.T.F.M. Wennink	2/1/2010	share	54,974	2/1/2013	0	54,974	2/1/2015
	2/2/2009	share	35,287	2/2/2012	0	35,287	2/2/2014
	2/4/2008	share	35,287	2/4/2011	0	35,287	2/4/2013

M.A. van den Brink	2/1/2010	share	58,256	2/1/2013	0	58,256	2/1/2015
	2/2/2009	share	37,458	2/2/2012	0	37,458	2/2/2014
	2/4/2008	share	37,458	2/4/2011	0	37,458	2/4/2013

F.J. van Hout	2/1/2010	share	48,293	2/1/2013	0	48,293	2/1/2015
	2/2/2009	share	31,021	2/2/2012	0	31,021	2/2/2014
	7/18/2008	share	4,000	7/18/2011	0	4,000	7/18/2011
	7/18/2008	option	8,000	7/18/2011	0	8,000	7/18/2011

F. Schneider-Maunoury	2/1/2010	share	46,886	2/1/2013	0	46,886	2/1/2015

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

The tables below provide a comprehensive overview of respectively share awards and option awards.

Table III: Overview of share awards (as per December 31, 2010)

	At moment of grant						At moment of vesting				At end of lock-up period
										Total (pre-			Share price	Total (pre-
					Fair	Total fair			Share price	tax) market	End of		at end of	tax) market
Board of			Full		value[1]	value[2]	Vesting		at vesting	value[3]	lock-up		lock-up	value[4]
Management	Grant date	Status	control	Number	EUR	EUR	date	Number	EUR	EUR	date	Number	EUR	EUR
E. Meurice	2/1/2010	Conditional	No	88,732	22.93	2,034,625	2/1/2013	—	—	—	2/1/2015	—	—	—
	2/2/2009	Conditional	No	57,002	13.05	743,876	2/2/2012	—	—	—	2/2/2014	—	—	—
	2/4/2008	Conditional	No	57,002	18.18	1,036,296	2/4/2011	—	—	—	2/4/2013	—	—	—
	1/17/2007	Unconditional	No	66,338	20.39	1,352,632	1/17/2010	51,807	22.86	1,184,308	1/17/2012	—	—	—
	1/18/2006	Unconditional	No	72,136	17.90	1,291,234	1/18/2009	72,136	12.40	894,486	1/18/2011	—	—	—
	1/19/2005	Unconditional	Yes	36,972	11.53	426,287	1/19/2008	36,972	17.60	650,707	1/19/2010	36,972	22.68	838,525

P.T.F.M. Wennink	2/1/2010	Conditional	No	54,974	22.93	1,260,554	2/1/2013	—	—	—	2/1/2015	—	—	—
	2/2/2009	Conditional	No	35,287	13.05	460,495	2/2/2012	—	—	—	2/2/2014	—	—	—
	2/4/2008	Conditional	No	35,287	18.18	641,518	2/4/2011	—	—	—	2/4/2013	—	—	—
	1/17/2007	Unconditional	No	41,111	20.39	838,253	1/17/2010	32,106	22.86	733,943	1/17/2012	—	—	—
	1/18/2006	Unconditional	No	45,905	17.90	821,700	1/18/2009	45,905	12.40	569,222	1/18/2011	—	—	—
	1/19/2005	Unconditional	Yes	20,721	11.53	238,913	1/19/2008	20,721	17.60	364,690	1/19/2010	20,721	22.68	469,952

M.A. van den Brink	2/1/2010	Conditional	No	58,256	22.93	1,335,810	2/1/2013	—	—	—	2/1/2015	—	—	—
	2/2/2009	Conditional	No	37,458	13.05	488,827	2/2/2012	—	—	—	2/2/2014	—	—	—
	2/4/2008	Conditional	No	37,458	18.18	680,986	2/4/2011	—	—	—	2/4/2013	—	—	—
	1/17/2007	Unconditional	No	42,980	20.39	876,362	1/17/2010	33,565	22.86	767,296	1/17/2012	—	—	—
	1/18/2006	Unconditional	No	48,241	17.90	863,514	1/18/2009	48,241	12.40	598,188	1/18/2011	—	—	—
	1/19/2005	Unconditional	Yes	25,902	11.53	298,650	1/19/2008	25,902	17.60	455,875	1/19/2010	25,902	22.68	587,457

F.J. van Hout[5]	2/1/2010	Conditional	No	48,293	22.93	1,107,358	2/1/2013	—	—	—	2/1/2015	—	—	—
	2/2/2009	Conditional	No	31,021	13.05	404,824	2/2/2012	—	—	—	2/2/2014	—	—	—
	7/18/2008	Conditional	No	4,000	17.20	68,800	7/18/2011	—	—	—	7/18/2011	—	—	—
	10/19/2007	Unconditional	Yes	3,334	20.39	67,980	10/19/2010	1,667	23.45	39,091	10/19/2010	1,667	23.45	39,091

F. Schneider- Maunoury	2/1/2010	Conditional	No	46,886	22.93	1,075,096	2/1/2013	—	—	—	2/1/2015	—	—	—

1	The fair value of the shares as of the grant date.
2	Value is calculated by multiplying number of shares awards by the fair value at grant date. Costs under USGAAP and IFRS might deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under USGAAP and IFRS, the fair value of the share awards is charged to the P&L over the vesting period.
3	Value is calculated by multiplying number of vested shares by the share price as per the vesting date. Last year, we reported the share price as per end of financial year. This year we made an amendment to our reporting in order to be fully compliant with the Dutch Corporate Governance Code (BPP II.2.13.d.)
4	Value is calculated by multiplying number of vested shares by the share price as per the end of lock-up period. Last year, we reported the share price as per end of financial year. This year we made an amendment to our reporting in order to be fully compliant with the Dutch Corporate Governance Code (BPP II.2.13.d.)
5	The shares granted to Mr. Van Hout on and before October 17, 2008 relate to his pre-Board of Management period at ASML. No lock-up period is applicable for the shares granted to Mr. Van Hout in his pre-Board of Management period.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

Table IV: Overview of the unconditional option awards (as per December 31, 2010)

	At moment of grant						At moment of vesting				At end of lock-up period				Option term
													Share
									Share	Total			price at	Total
				Exercise	Fair	Total fair			price at	intrinsic	End of		end of	intrinsic
Board of		Full		price	value[1]	value[2]	Vesting		vesting[3]	value[4]	lock-up		lock-up	value[5]	Expiration
Management	Grant date	control	Number	EUR	EUR	EUR	date	Number	EUR	EUR	date	Number	EUR	EUR	date
E. Meurice	2/2/2009	no	84,895	12.39	5.73	486,448	2/2/2010	84,895	23.24	921,111	2/2/2012	84,895	—	—	2/2/2019
	2/4/2008	no	84,895	17.20	6.41	544,177	2/4/2009	42,448	13.54	0	2/4/2011	42,448	—	—	2/4/2018
	1/17/2007	yes	100,154	20.39	6.74	675,038	1/17/2008	95,146	17.80	0	1/17/2010	95,146	22.86	235,011	1/17/2017

P.T.F.M. Wennink	2/2/2009	no	52,554	12.39	5.73	301,134	2/2/2010	52,554	23.24	570,211	2/2/2012	52,554	—	—	2/2/2019
	2/4/2008	no	52,554	17.20	6.41	336,871	2/4/2009	26,277	13.54	0	2/4/2011	26,277	—	—	2/4/2018
	1/17/2007	yes	62,067	20.39	6.74	418,332	1/17/2008	58,964	17.80	0	1/17/2010	58,964	22.86	145,641	1/17/2017

M.A. van den	2/2/2009	no	55,788	12.39	5.73	319,665	2/2/2010	55,788	23.24	605,300	2/2/2012	55,788	—	—	2/2/2019
Brink	2/4/2008	no	55,788	17.20	6.41	357,601	2/4/2009	27,894	13.54	0	2/4/2011	27,894	—	—	2/4/2018
	1/17/2007	yes	64,888	20.39	6.74	437,345	1/17/2008	61,644	17.80	0	1/17/2010	61,644	22.86	152,261	1/17/2017

F.J. van Hout[6]	2/2/2009	no	46,201	12.39	5.73	264,732	2/2/2010	46,201	23.24	501,281	2/2/2012	46,201	—	—	2/2/2019
	7/18/2008	no	8,000	14.87	5.45	43,600	7/18/2011	8,000	—	—	7/18/2011	8,000	—	—	7/18/2018

F. Schneider- Maunoury	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

1	The fair value of the option award as of the grant date.
2	Total fair value is calculated by multiplying number of options by the fair value at the date of grant. Costs under USGAAP and IFRS might deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under USGAAP and IFRS, the fair value of the option awards is charged to the P&L over the vesting period.
3	The share price as per the vesting date. Last year, we reported the share price as per end of financial year. This year we made an amendment to our reporting in order to be fully compliant with the Dutch Corporate Governance Code (BPP II.2.13.d.).
4	Intrinsic value is calculated by multiplying the number of vested option awards by the share price as per the vesting date -/- the exercise price. If the exercise price is higher than the share price as of the moment of vesting we included a total intrinsic value of €0. Last year, we reported the share price as per end of financial year. This year we made an amendment to our reporting in order to be fully compliant with the Dutch Corporate Governance Code (BPP II.2.13.d.).
5	Intrinsic value is calculated by multiplying the number of vested option awards by the share price as per the end of lock-up date -/- the exercise price.
6	The options granted to Mr. Van Hout on and before October 17, 2008 relate to his pre-Board of Management period at ASML.

Below, an overview is provided of the actual outstanding share awards of each individual Board of Management member per December 31, 2010 (i.e. reflecting the development in the number of ASML shares held during 2010).

Table V: Details of shares held by members of the BoM

				Dec. 31, 2010
					With lock-up
Board of Management	Jan. 1, 2010	Shares vested in 2010	Shares sold in 2010[1]	Free tradable	restriction
E. Meurice	126,107	51,807	18,858	53,971	105,085
P.T.F.M. Wennink	34,783	32,106	16,695	13,248	36,946
M.A. van den Brink	42,822	33,565	17,458	19,666	39,263
F.J. van Hout	—	1,667	876	791	—
F. Schneider-Maunoury	—	—	—	—	—

1	Shares sold in 2010 reflect the sell to cover for tax purposes.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

Below, an overview is provided of the actual outstanding options of each individual Board of Management member per December 31, 2010 (i.e. reflecting the development in the number of ASML options held during 2010).

Table VI: Details of stock options held by members of the BoM

			Share price on		Dec. 31, 2010		Exercise
	Jan. 1,	Exercised in	exercise date	Vested during		With lock-up	price	Expiration
Board of Management	2010	2010	EUR	2010	Free tradable	restriction	EUR	date
E. Meurice	125,000	—	—	—	125,000	—	10.62	10/15/2014
	12,500	—	—	—	12,500	—	11.52	1/21/2015
	57,770	—	—	—	57,770	—	11.53	1/19/2015
	88,371	—	—	—	88,371	—	17.90	1/18/2016
	95,146	—	—	—	95,146	—	20.39	1/17/2017
	42,448	—	—	—	—	42,448	17.20	2/4/2018
	—	—	—	84,895	—	84,895	12.39	2/2/2019

P.T.F.M. Wennink	31,500	—	—	—	31,500	—	58.00	1/20/2012
	32,379	12,379	23.08	—	20,000	—	11.53	1/19/2015
	56,236	—	—	—	56,236	—	17.90	1/18/2016
	58,964	—	—	—	58,964	—	20.39	1/17/2017
	26,277	—	—	—	—	26,277	17.20	2/4/2018
	—	—	—	52,554	—	52,554	12.39	2/2/2019

M.A. van den Brink	31,500	—	—	—	31,500	—	58.00	1/20/2012
	59,098	19,098	23.08	—	40,000	—	17.90	1/18/2016
	61,644	—	—	—	61,644	—	20.39	1/17/2017
	27,894	—	—	—	—	27,894	17.20	2/4/2018
	—	—	—	55,788	—	55,788	12.39	2/2/2019

F.J. van Hout	4,100	4,100	23.08		—	—	7.88	1/20/2013
	15,000	—	—	—	15,000	—	10.11	7/18/2013
	10,000	—	—	—	10,000	—	17.34	1/19/2014
	20,000	—	—	—	20,000	—	12.02	7/16/2014
	9,000	—	—	—	9,000	—	11.56	4/15/2015
	14,000	—	—	—	14,000	—	17.90	10/20/2016
	1,365	1,365	23.08	—	—	—	10.11	7/18/2013
	1,388	—	—	—	1,388	—	24.26	10/19/2017
	3,987	—	—	—	3,987	—	11.43	10/17/2018
	—	—	—	46,201	—	46,201	12.39	2/2/2019

F. Schneider-Maunoury	—	—	—	—	—	—	—	—

Supervisory Board Remuneration

The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval.

Fee levels
In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each committee membership (in 2010, these levels have not changed). In accordance with the Dutch Corporate Governance Code, the Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board.

Supervisory Board fee levels

	Annual (fixed) fee	Audit Committee	Other committees
Role	EUR	EUR	EUR
Chairman	55,000	15,000	10,000

Non-European member	70,000	10,000	7,500

European member	40,000	10,000	7,500

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010

Additional reimbursements
In addition, in 2010, ASML paid a net cost allowance amounting to EUR 1,800 per year to each Supervisory Board member, and EUR 2,400 per year to the Chairman of the Supervisory Board.

Share ownership
Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently owns shares or options on shares of the Company.

Loans
The Company has not granted any (personal) loans to, nor has it granted any guarantees or the like in favor of, any of the members of the Supervisory Board.

Remuneration awarded in 2010
In the following table, an overview is presented with regard to the remuneration awarded to Supervisory Board members in 2010.

Supervisory Board remuneration in 2010

					Selection and	Technology
		Supervisory	Audit	Remuneration	Nomination	and Strategy
	Total	Board	Committee	Committee	Committee	Committee	Other[1]
	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Arthur P.M. van der Poel	80,000	55,000	10,000	—	7,500	7,500	—
Jos W.B. Westerburgen	60,000	40,000	—	10,000	10,000	—	—
OB Bilous	95,000	70,000	—	—	7,500	7,500	10,000
Fritz W. Fröhlich	55,000	40,000	15,000	—	—	—	—
Hendrika (Ieke) van den Burg	47,500	40,000	—	7,500	—	—	—
William T. Siegle	80,000	70,000	—	—	—	10,000	—
Pauline F.M. van der Meer Mohr	47,500	40,000	—	7,500	—	—	—
Wolfgang H. Ziebart	57,500	40,000	10,000	—	—	7,500	—

Total	522,500	395,000	35,000	25,000	25,000	32,500	10,000

1	To compensate for certain obligations ASML has towards the US government as a result of the merger with SVG in 2001, one US member receives an additional EUR 10,000 to fulfill these obligations.

ASML HOLDING N.V. – REMUNERATION REPORT FY 2010